VMware, Inc.
3401 Hillview Ave.
Palo Alto, CA 94034

September 3, 2021

VIA EDGAR
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that VMware, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended July 30, 2021, which was filed with the Securities and Exchange Commission on September 3, 2021.

Sincerely,

/s/ Craig Norris
Craig Norris Vice President, Deputy General Counsel and Assistant Secretary